June 23, 2015

Via Edgar

Anuja A. Majmudar

H. Roger Schwall

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	1PM Industries, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed June 9, 2015 File No. 333-203276

On behalf of 1PM Industries, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated June 18, 2015. To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

Amendment No. 3 to Registration Statement on Form S-1 Filed June 9, 2015

Cover Page

1.

You make multiple references to “selling stockholders” on the cover page of your prospectus and summary to the offering. Please reconcile with your disclosure under Item 7 on page 16 in which you state that the selling security holder information is not applicable. In this regard, please also clarify that you are not registering the 100,092,395 shares of common stock currently outstanding.

 Revised to include the requested information and remove the reference to Selling Shareholders.

Prospectus Summary, page 6

2.

We note your response to our prior comment 1. Please revise your disclosure to clarify the ownership status of the 41,733 shares of common stock outstanding immediately prior to the reverse merger. It is not clear how many of those shares were actually held by Mr. Cutler. In this regard, we note that WB Partners purchased from David Cutler, the 1,626,300 shares of Series F Super Voting Preferred shares that were outstanding immediately prior to the reverse merger.

Revised to include the requested information that David Cutler did not own any common stock.

Exhibit 23.1

3.	Please file a currently dated consent from your independent accountant with the next amendment to your registration statement. Refer to Item 601(B)(23) of Regulation S-K

Revised to include the requested information

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

1PM Industries, Inc.

By:	/s/ Joseph Wade
Name:	Joseph Wade
Title:	CEO